Mail Stop 4561

April 6, 2006

Jack L. Alderman
Chairman of the Board
E Energy Adams, LLC
510 Main Street, P.O. Box 49
Adams, Nebraska 68301

      Re: E Energy Adams, LLC
             Amendment No. 3 to the Registration Statement on Form SB-2
             Filed March 17, 2006
             Registration No. 333-128902

Dear Mr. Alderman:

      We have reviewed your amended registration statement and have the following comments. Please note that the page numbers referenced below correspond to the courtesy marked copies of the registration statement that you provided to us.

<u>Form SB-2/A</u>

<u>General</u>

1.   Please refer to prior comment 2 from our letter dated February 22, 2006. We note your response that you have added the dates of any reports or documents cited in your MD&A and Business sections. However we reissue the comment in full because not all references to third party data have been revised to indicate the reports or articles and you have not set forth in the prospectus <u>the dates of all the reports cited</u>. We note these previously indicated examples of citations to third party data that is not accompanied by the name and date of the report containing such information:

        • The first chart on page 38 that you attribute to American Coalition for Ethanol (ACE);
        • The statement(s) in the first paragraph of the subsection "Primary Product – Ethanol" attributed to the Renewable Fuels Association;
        • The chart of the Ethanol Production Process attributed to the Renewable Fuels Association on page 47;
        • The chart of Chicago Spot Prices attributed to United Bio-Energy, LLC;

- The chart on Ethanol Average Prices attributed to Hart's Renewal-Fuel News on page 48;
- The10-year average corn price chart on page 50 attributed to ProExporter Network; and
- The two charts on natural gas futures on pages 53-54 attributed to the EIA.

Please provide us with copies of all third party reports for information set forth in the prospectus not previously provided. Please clearly mark to highlight the applicable portion or section of the report containing the statistic and cross-reference it to the appropriate location in your prospectus. If you are unable to provide support for such third party statements, please remove the statements or remove the reference to the third party source and adopt such information as your own. Also, as previously requested, please tell us whether each third part report is available for free or for a nominal charge to the public.

2.   We also reissue the last part of prior comment 2 in its entirety, as we were unable to locate your feasibility study or consents from PRX Geographic and Holbrook Consulting Services, LLC as exhibits. You previously stated that you paid $30,000 for the feasibility study referenced in the prospectus. Please file both this study and consents for the use of the information in the prospectus from PRX Geographic and Holbrook Consulting Services, LLC as exhibits to the registration statement with your next amendment. You should also revise your disclosure on page 90 to name PRX Geographic and Holbrook Consulting Services, LLC as experts. Please see Item 509(a) of Regulation S-B, Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance.

Estimated Sources of Funds, page 33

3.   We note that in February 2006 you entered into a preliminary proposal with a potential senior lender to provide debt financing equal to the lesser of $49.5 million or 65% pf the total project appraised value. Your revised disclosure states that it is in the best interests of the company to finance the project using roughly $24 million in equity proceeds and $53.1 million in debt financing. Revise the prospectus, as appropriate, to disclose the risks and implications of receiving debt financing for only $49.5 million of the total project appraised value. Does this mean you will need to find additional debt or equity financing to complete the project if you receive only the minimum proceeds from this offering? Will you be able to break escrow with a debt financing commitment of less than the total remaining project cost if you sell only the minimum number of units?

Description of Business, page 45

Design-Build Team, page56

4.   Revise here and in your discussion of Liquidity, as appropriate, to quantify the amounts to be paid to Fagen Engineering for engineering and design services.

Federal Income Tax Consequences of Owning Our Units, page 80

5.   Please refer to prior comment 5 from our letter dated February 22, 2006. We note the revisions to your disclosure in this section based upon our prior comment and conversations we had with your tax counsel. However, you state that your tax opinion is limited to your classification as a partnership for federal income tax purposed, but that tax counsel also expresses its professional judgment regarding "the material federal income tax consequences of owing units." It would appear from this statement, and similar disclosure in exhibit 8.1, that you have not provided an opinion on all material tax consequences to investors as required by Item 601(b)(8) of Regulation S-B. Moreover, it appears that the material tax consequences to investors are the consequences that arise from E Energy Adams electing to be taxed as a partnership, rather than the election of such classification. While it appears that some of the disclosure in this section is provided to assist investors in understanding the material tax consequences, you should revise your disclosure to identify the background and/or general tax information separately from your discussion of material tax consequences. Please note that exhibit 8.1 should also be revised to confirm that all material tax consequences to investors are opined upon in the prospectus.

Part II

Item 27. Exhibits

6.   You included a reference to exhibit 10.13 in your revised registration statement for which you intend to seek confidential treatment for certain portions contained therein. However, a redacted version of this exhibit was not filed with this amendment. Please note that any application for confidential treatment will be reviewed upon receipt of the application. All comments on any such application must be resolved prior to the desired effective time of this registration statement. If you intend to file a request for confidential treatment, please do so as soon as possible in order to allow us sufficient time to review your request. In preparing any request for confidential treatment, we suggest that you refer to staff legal bulletin no. 1, which you may find on our website.

* * *

Jack L. Alderman
E Energy Adams, LLC
April 6, 2006
Page 4

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Chauncey Martin at (202) 551-3441 or Brad Skinner, Branch Chief – Accounting, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. In the alternative, you may me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (515) 283-0231
        Valerie D. Bandstra, Esq.
        Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
        Phone: (515) 242-2400